Exhibit 99.3

PNI Digital Media Inc.

(TSX: PN / OTCQB: PNDMF)

Management’s Discussion & Analysis

For the Three Month and Nine Month Period Ended June 30, 2013

August 13, 2013

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 1

The following Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the Company’s Fiscal 2012 Consolidated Financial Statements and accompanying notes. These documents, along with additional information about the Company, including the Annual Report and Annual Information Form, are available at www.pnimedia.com and www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance, that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

This MD&A, and the documents incorporated by reference, contain forward-looking statements pertaining to expectations which include, but are not limited to, changes in the market for our services and in consumer trends including amount of files consumers upload to the PNI Platform, changes in technology and general economic conditions, employee retention, inability to deliver on contracts, failure of sales and marketing efforts, changes in customer demands, failure of customers to continue marketing solutions provided by the Company, consolidation and or abandonment of relative departments within our key clients, competition with our products and services competition with our key clients, unintended consequences of acquisitions, including tax consequences, unforeseen liabilities, including with respect to intellectual property rights, foreign exchange and other risks detailed in the Company’s annual report and other filings.

The key assumptions underlying the aforementioned forward-looking statements are that: (a) our retailers will expand their existing photo offering and extend beyond their online photo offering into the stationery and business printing segments, and the Company will be able to capitalize on this expansion as a result of our broader product and feature set; (b) worldwide mobile device shipments will continue to grow, and the Company will benefit from this trend through increased sales into our retailers through our mobile applications; (c) the Company will be able to continue to add new products and features both in our core photo business as well as our stationery and business printing businesses; (d) the Company will successfully integrate the QPrint Pro software suite into the PNI Platform (e) the Company and Quarterhouse will be able to successfully complete the Quarterhouse milestone activities related to advancing the software solution with functionality designed to benefit the Company’s entry into new and existing revenue producing areas, (f) that our key clients will continue to use, operate and grow their in-store kiosk point of sale systems that may require our software, (g) that key clients and third party participants will adopt, implement and promote products and services over the Company’s software platform using the Company’s Application Programming Interface (API) and (h) that the Company will be able to extract value in terms of paid services beyond the current revenues gained licensing the PNI Platform. Certain or all of the forgoing assumptions may prove to be incorrect which could negatively impact the Company’s business and the anticipated results discussed herein.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation: risks associated with increased competition from other producers; the impact of general economic conditions in Canada, the United States and overseas; industry conditions, changes in technology, changes in laws and regulations (including the new intellectual property and privacy and data collection laws and regulations) and changes in how they are interpreted and enforced; changes in federal and provincial tax laws and legislation; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof; and obtaining required approvals of regulatory authorities. Readers are cautioned that the foregoing list of risks to the Company’s performance is not exhaustive and reference is made to the items under “Risk Factors” in this MD&A and the Company’s Annual Report on Form 20-F for the year ended September 30, 2012. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this MD&A are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 2

Selected financial information

The following selected financial information has been prepared in accordance with International Financial Reporting Standards and is presented in Canadian dollars.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2013	2012	2013	2012
Revenue	$4,916,166	$5,684,509	$15,505,663	$17,640,111
Gross Profit	$2,469,497	$3,326,954	$7,825,742	$10,420,308
Adjusted EBITDA[1]	$(1,739,991)	$(325,169)	$(3,476,427)	$(210,206)
(Loss) Profit for the period	$(1,739,991)	$(83,264)	$(3,476,427)	$596,248
Basic earnings per common share	$(0.05)	$0.00	$(0.10)	$0.02
Fully diluted earnings per common share	$(0.05)	$0.00	$(0.10)	$0.02

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 15 of this MD&A.

	As at
	June 30, 2013	September 30, 2012
Assets	$17,957,632	$19,964,896
Liabilities	$6,383,076	$5,145,684
Shareholders’ Equity	$11,574,556	$14,819,212

The words “we”, “our”, “us”, “Company” and “PNI” , and “Quarterhouse” refer to PNI Digital Media Inc., together with its subsidiaries, and/or the management and employees of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 3

Business Overview

Many of the world’s leading retailers rely on the PNI Digital Media Platform (the “Platform” or “Network”) to sell millions of personalized products every year.

The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications and is marketed towards leading retailers. The solution includes all of the associated software systems, hosting, rendering and order routing components required for retailers to generate, receive and process personalized digital media and products from consumers. PNI earns fees from its retail partners based on a percentage or fixed fee of the transactions processed over the PNI Platform.

The Company also provides various expertise and services in conjunction with the PNI Platform, including consumer-facing and lab-facing support services, marketing services, category leadership, analytics, usability testing, hosting and archiving of files and the curating of unique content that can be used in the offering of personalized products. These services can be included in the fees above or charged incrementally.

Orders over our Platform are either routed for production at services managed by third party vendors or to our retail partner’s in-store printing facilities. The customer benefits from this service by being able to pick their desired store location and, in many cases, pick up their order within 24 hours.

By combining world-class expertise in complex software platform services and systems, and in category leadership and marketing, PNI successfully enables, transacts and routes millions of orders every year on behalf of the world’s leading retailers.

In a demonstration of our scale, during the 2012 holiday season, the Company transferred more than 100 million files for use on our Platform – in a single day.

Leading retailers who subscribe to our PNI Platform include Costco Wholesale Ltd., Costco Canada Wholesale, Costco Australia, CVS/pharmacy, Walgreen Co., Sam’s Club USA, Blacks, Rite Aid, Fred Meyer/Kroger, Tesco, and Fujifilm, amongst others.

The Company’s core value proposition is to provide an effective and dynamic technology platform and proven expertise that enable its large retailers to transact and transport orders that use consumer-generated content like photos, business files, presentations, business cards, greeting cards, wedding invitations and more - whether received via a website over the internet, from an in-store kiosk or from a mobile device - to the retailers’ production facilities. Retailers use our Platform for enabling the creation, ordering and routing of on-demand personalized products which include photo prints, photo books, photo cards, greeting cards, posters, wall-art, wedding invitations, business cards, presentations and bound reports and much more. Retailers are inclined to offer these personalized products because:

  They are unique to each individual shopper and therefore are only available at that retailer at that time;

  They are produced on demand, enabling retailers to minimize inventory carrying costs;

  They are popular with consumers; and

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 4

  They drive online orders for in-store pickup, thereby converting a ‘digital’ consumer into a valued in-store shopper.

The Company relies on the retailers to offer these products and services to their large base of consumers. Consumers, in turn, rely on those large retail brands and convenient neighborhood locations to have a quick, valuable and safe transaction experience. The retailers in turn rely on the Company to provide proven technology, category service expertise and an excellent customer experience.

As leading retailers evolve their business, our Platform has evolved as well. The PNI Platform has expanded in recent years to support in-store kiosk software implementations, and mobile apps, which in addition to our proven online solutions make the PNI Platform a true, on-demand, 360-degree software platform for leading retailers who want to drive orders in these rapidly growing categories.

On April 11, 2013, we continued our evolution through acquisition of Quarterhouse, an Austin, Texas based company that is a leading developer of web-based-print on demand software for commercial printers and distributors. We expect this will accelerate our growth in business printing, and deliver operational improvements through highly customizable content management systems and automation tools. This allows us to target a wider range of eligible retailers including strong regional retailers and multi-outlet franchisees. We signed our first new retail partner on this technology shortly after close of the acquisition.

The Company has invested in, and focused on enabling e-commerce for all types of personalized digital content as part of our retailers’ ‘Media Center’. Up to fiscal 2011, the PNI Digital Media Platform was limited to providing transaction processing and order routing services associated with photo print and photo related gift products. During fiscal 2012, the Company completed its platform development to enable the launch of its business printing and social stationery initiatives in November 2011 and February 2012 respectively.

With the latest Platform release in April 2013, with and launch of the a new HTML 5 site for Costco, the Company has leapt ahead of the competition with the industry’s first full HTML 5 and mobile platform. This is expected to create a rich end-customer experience, resulting in increased transactions and stickiness.

Growth Strategy:

Our strategy for growth is to:

  Continue to support the world’s leading retailers with an industry best platform and service for photofinishing and photo gifting;

  Generate increased revenue per partner through innovating to deliver new product lines to new and existing partners, such as small business printing, personalized stationery, posters and wall-art, and other categories;

  Invest in software development like our Mobile Photo SDK in order to deliver our transaction services more efficiently and flexibly;

  Innovate using new technologies like HTML5, Android and iOS apps, user experience improvements and other enhancements to leapfrog our competition and to encourage new user adoption and use frequency;

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 5

  Source and implement successful third party vendors to our Platform via our Platform API, enabling our retailers to offer an “endless aisle” experience on our Platform; and

  Provide a workplace conducive to attracting and retaining talented people.

Business Update

Operational Update

  In August 2013, the Company announced it had signed a definitive three year agreement with Office Depot to license the Platform to help grow their successful Copy and Print Depot services. Office Depot represents a new customer win for PNI and the Company expects to provide Platform technology and services for over 1,100 Office Depot Copy & Print locations by early calendar 2014.

  In July 2013, the Company released its new PNI Mobile Photo Software Developer Kit (“SDK”), offering any app developer the ability to add PNI’s full featured mobile photo application within their own mobile app and instantly interface with PNI’s Platform. The SDK builds on the Company’s series of technical innovations to expand its web-to-store innovations, which includes the Platform API launched in February 2013 and further entrenches our position as the industry leader in this technology.

  In June 2013, the Company further expanded its supported cloud capabilities by adding access to Microsoft SkyDrive to the Platform, enabling end-users to access content stored on SkyDrive and send for printing. Access to SkyDrive builds on the Company’s existing cloud capabilities which include Dropbox, Facebook, Instagram, Google+ Photos, Google Drive and Flickr. Access to these cloud sites improves the library from which end-users can pull content and is part of our strategy to grow our mobile channel.

  In April 2013, the Company acquired all of the outstanding shares of privately-held QS Quarterhouse Software, Inc. (“Quarterhouse”), an Austin, Texas based company that is a leading developer of web-based-print on demand software for commercial printers and distributors. The initial focus will be on business printing. The Company expects the highly customizable content management systems and automation tools from Quarterhouse will enable the Company to realize operational improvements and allow us to target retailers of all sizes including varying regional retailers and multi-outlet franchisees. In return for $500,000 in cash, the Company acquired 100% of Quarterhouse outstanding shares upon closing. Up to $500,000 in earn out payments may be made over the 12 months following completion of the acquisition upon the achievement of various milestones related to advancing the software solution with functionality designed to benefit the Company’s entry into new revenue producing areas. Quarterhouse earned revenues of approximately $430,000 in their most recently completed fiscal year.

  In April 2013, the Company launched the next generation of the PNI Platform with the implementation of a new photo site for Costco at www.costcophotocenter.com. This site is the first in the next-generation of technologies that PNI is investing in, including new photobook builders, and integration with cloud media providers such as Facebook, Dropbox and Picasa, new HTML5 uploaders, better product displays, improved user experiences and our next generation of content management systems.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 6

  In April 2013, the Company announced a definitive agreement with AlphaGraphics of the Palm Beaches, a multi-location AlphaGraphics franchisee in south Florida. Launching in fall- 2013 the Company will deploy the newly acquired Quarterhouse software, as part of the extended PNI Digital Media Platform so that AlphaGraphics can offer its customers an all- new online business printing service that directly connects to its in-store printing capabilities.
  AlphaGraphics customers will be able to easily upload, edit, create and order business cards, brochures, flyers, multi-page documents, posters, postcards and much more to help promote their respective small businesses.

  In February 2013, the Company announced and deployed the new PNI Photo Services Application Programming Interface (“API”) that enables developers to add print-to-store features to their mobile or web apps and enable their users to submit photo print orders directly over the PNI Digital Media Platform for in-store printing in as little as one hour. The PNI Photo Services API provides a direct connection over the PNI Digital Media Platform to in-store print services across PNI’s retailer network and the ability for app developers to display store lists, locations, hours of service, real time product pricing. The Company has signed several partners to the API already including Smartphoto, Aperion, Wrappz, Gartner Studios, Skinit, and Case Mate.

  Launched an all-new Tesco Photo Prints mobile app for Android for Tesco. The new Tesco Photo Prints app has an adaptive user interface design that works seamlessly with both smartphones and tablets powered by the Android operating system. Tesco photo customers can easily upload pictures directly from their smartphone or tablet for printing and collection in as little as one hour from 120 participating Tesco photo centers nationwide, with additional stores to be added soon.

Financial Update

  Processed a record 4.71 million transactions during the period, as compared to 4.47 million during the third quarter of fiscal 2012. In addition, we processed $50.2 million in online transactions over our platform on behalf of our retail partners, as compared to $47.2 million during the third quarter of fiscal 2012, evidencing the continued growth of the online photo business across our platform.

  Revenue for the quarter was $4.9 million, as compared to $5.7 million in the third quarter of fiscal 2012. The decrease in fees as compared to the prior year is due in part to the renegotiation and three year extension of our agreement with our largest UK based retail partner, which has also been the fastest growing photo business across our customer base.
  Also impacting revenues were lower upload fees from customers where we are compensated on an upload model, and reduced revenues from ASDA Stores Ltd. for whom we no longer provide online photo services.

  Transaction fees represented 78% of total revenue, as compared to 77% during the same period of fiscal 2012.

  Cash was $1.8 million at June 30, 2013, as compared to $4.6 million at September 30, 2012.

  Generated loss before taxes for the quarter of $1.7 million, as compared to a loss before taxes of $0.3 million in the third quarter of fiscal 2012.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 7

  Non-IFRS adjusted EBITDA1 was negative $775,470 during the third quarter of 2013, compared to a non-IFRS adjusted EBITDA of positive $328,593 during the third quarter of 2012. The reduced adjusted EBITDA in the current period is a reflection of the lower revenues earned as well as higher personnel costs, higher legal and accounting fees, and higher one-time direct costs associated with the reprinting of certain items sold. In addition, the three and nine months ended June 30, 2012 we capitalized $103,893 and $695,232, respectively, of personnel costs as internal use software, whereas no comparable costs were capitalized in the three and nine months ended June 30, 2013. In the quarter we completed some of our major initiatives in mobile, cloud media, HTML5, and our API, which we anticipate will help drive a return to growth in the 2013 holiday season. As a result, we have begun scaling back our outsourced development teams, which we expect will result in reduced software development expenses before the end of our current fiscal year. Also negatively impacting adjusted EBITDA in the quarter were higher legal costs associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during the quarter.

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 15 of this MD&A.

Competition

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital order routing services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, and Storefront.com Online Inc. The competition for in-store kiosk software is provided by companies such as Hewlett Packard, Lucidiom, Storefront.com, Kodak, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories, express a sentiment or market a brand or service. Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 8

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic region

During the three and nine month period ended June 30, 2013 and 2012, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2013	2012	2013	2012
United States	73%	62%	70%	61%
Canada	20%	17%	21%	19%
Total North America	93%	79%	91%	80%
United Kingdom	6%	20%	8%	19%
Other	1%	1%	1%	1%
Total	100%	100%	100%	100%

Results from operations for the Three Months Ended June 30, 2013

Revenue

	Three Months Ended	Three Months Ended
Description	June 30, 2013	June 30, 2012

Transaction fees	$3,820,338	$4,361,343
Software licenses and Installation fees	239,698	530,672
Membership fees	414,918	445,281
Professional fees	30,274	69,723
Archive fees	410,938	277,490

Total	$4,916,166	$5,684,509

Revenues for the three month period ended June 30, 2013 were $4,916,166 reflecting a decline of $768,343, or 14% from revenues generated in the same period last year. The decrease in revenue, despite increased transactions over the Platform, was due predominantly to $867,000 lower fees generated in the United Kingdom, as a result of the renegotiation and three-year extension with our largest UK based retail partner which became effective in the fourth quarter of fiscal 2012.

Also impacting the lower transaction revenue in the current periods were lower upload fees from customers where we are compensated on an upload model, and reduced revenues from ASDA Stores Ltd. for whom we no longer provide online photo services, offset by higher revenues generated from mobile devices.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 9

Expenses

	Three Months Ended	Three Months Ended
Description	June 30, 2013	June 30, 2012

Cost of sales	$2,446,669	$2,357,555

Operating expenses
Software development	2,806,044	2,444,446
General and administration	877,877	938,997
Sales and marketing	364,997	262,854
	$6,495,587	$6,003,852

Total expenses for the three months ended June 30, 2013 were $6,495,587, as compared to $6,003,852 for the three months ended June 30, 2012. The increase of $491,735, or 8%, was due predominantly to increased legal and accounting costs, higher employee and consulting costs included in sales and marketing and higher non-recurring consulting costs associated with our mobile development initiatives.

Cost of sales and Gross Profit

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

Cost of sales increased to $2,446,669 for the three months ended June 30, 2013, from $2,357,555 for the three months ended June 30, 2012. The increase of $89,114 was principally driven by higher call center costs and non-recurring licensing costs, offset by lower property and equipment amortization and intangible asset amortization.

As a result of these period-on-period changes, gross profit was 50% compared to 59% in the same period last year.

Operating expenses

Software development expenses increased to $2,806,044 for the three months ended June 30, 2013, from $2,444,446 for three months ended June 30, 2012. The increase of $361,598, or 15%, was mainly driven by non-recurring outsourced development associated with our mobile development. During 2013 we completed some of our major initiatives in mobile, cloud media, HTML5, and our API, which we anticipate will help drive a return to growth in the 2013 holiday season. As a result, we have begun scaling back our outsourced development teams, which we expect will result in reduced software development expenses before the end of our current fiscal year.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 10

General and administration expenses decreased to $877,877 for the three months ended June 30, 2013, as compared to $938,997 for the three months ended June 30, 2012. The decrease of $61,120, or 7%, was mainly due to lower personnel costs (staff and external consultants), offset by higher legal fees associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during the quarter.

Sales and marketing expenses increased to $364,997 for the three months ended June 30, 2013, from $262,854 for the three months end June 30, 2012. The increase of $102,143, or 39%, was due to higher personnel costs (staff and external consultants), as the Company has expanded the sales team.

Other income and expenses

During the three months ended June 30, 2013, the Company recorded foreign exchange loss of $318,615. The loss was mainly due to a result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.

Income Taxes

During the three months ended June 30, 2013, the Company recorded an income tax expense in the amount of $0 compared to the recognition of an income tax recovery during the three month period ended June 30, 2012 of $241,905. The Company’s net deferred tax asset as at June 30, 2013 is $5,238,012, and the Company recorded a net deferred tax liability of $528,668 associated with the Quarterhouse acquisition.

Cash flows

The Company recorded cash outflows from operations of $750,690 during the three months ended June 30, 2013, as compared to cash inflows of $269,941 during the period ended June 30, 2012. The change period-on-period was principally due to the loss incurred in the quarter of $1,739,991, as compared to a loss of $83,264 during the three month period ended June 30, 2012.

The Company’s most significant uses of cash in the current period were as follows:

  An investment of $494,857 related to the acquisition of Quarterhouse;

  Increased operating expenses related to Platform development initiatives; and

  Legal fees associated with patent disputes and the Quarterhouse acquisition.

The investment in items of property and equipment, and intangible assets were funded out of the Company’s operating cash flows and existing cash reserves. The Company believes it has the cash and cash generating resources necessary to continue funding its current development initiatives and growth objectives.

Results from operations for the Nine Months Ended June 30, 2013

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 11

Revenue

	Nine Months Ended	Nine Months Ended
Description	June 30, 2013	June 30, 2012

Transaction fees	$12,199,112	$13,800,246
Software licenses and Installation fees	788,355	1,547,292
Membership fees	1,245,435	1,329,439
Professional fees	157,565	206,536
Archive fees	1,115,196	756,598

Total	$15,505,663	$17,640,111

Revenues for the nine month period ended June 30, 2013 were $15,505,663 reflecting a decline of $2,134,448, or 12% from revenues generated in the same period last year of $17,640,111.

The decrease in revenue, despite increased transactions over the Platform, was due predominantly to $2,057,000 lower fees generated in the United Kingdom, as a result of the renegotiation and three-year extension with our largest UK based retail partner which became effective in the fourth quarter of fiscal 2012.

Also impacting the lower transaction revenue in the current periods were lower upload fees from customers where we are compensated on an upload model, and reduced revenues from ASDA Stores Ltd. for whom we no longer provide online photo services, offset by higher revenues generated from mobile devices.

Expenses

	Nine Months Ended	Nine Months Ended
Description	June 30, 2013	June 30, 2012

Cost of sales	$7,679,921	$7,219,803

Operating expenses
Software development	7,518,631	6,880,736
General and administration	2,861,542	3,005,713
Sales and marketing	1,023,841	689,729
	$19,083,935	$17,795,981

Total expenses for the nine months ended June 30, 2013 were $19,083,935, as compared to $17,795,981 for the nine months ended June 30, 2012. The increase of $1,287,954, or 7%, was due predominantly to increased employee expenses, increased call center costs in our first quarter, increased legal and accounting costs, higher outsourced associated with our mobile development and higher one-time direct costs associated with reprinting certain items sold, offset by lower intangible asset amortization.

The increase in software development personnel costs in the current period was predominantly due to $695,232 of capitalized personnel costs associated with the development of internal use software in the first and second quarter of fiscal 2012. In comparison, no internal development costs met the criteria for capitalization as internal use software in 2013.

Cost of sales and Gross Profit

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 12

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

Cost of sales increased to $7,679,921 for the nine months ended June 30, 2013, from $7,219,803 for the nine months ended June 30, 2012. The increase of $460,118 was principally driven by increased call center costs in 2013, increased non-recurring licensing costs, an increase in direct costs associated with the fulfillment of certain items sold and personnel costs as a result of an increase in headcount to support and maintain the PNI Network as a result of increased order volumes, offset by lower intangible asset amortization.

As a result of these period-on-period changes, gross profit was 50% compared to 59% in the same period last year.

Operating expenses

Software development expenses increased to $7,518,631 for the nine months ended June 30, 2013, from $6,880,736 for nine months ended June 30, 2012. The increase of $637,895, or 9%, was mainly driven by $695,232 of capitalized personnel costs associated with the development of internal use software in fiscal 2012. If these costs not been capitalized last year, current period total software development expenses would have decreased over the prior year by $57,337 as compared to the first nine months of 2012. This decrease is due to lower employee expenses. During 2013 we completed some of our major initiatives in mobile, cloud media, HTML5, and our API, which we anticipate will help drive a return to growth in the 2013 holiday season. As a result, we have begun scaling back our outsourced development teams, which we expect will result in reduced software development expenses before the end of our current fiscal year.

General and administration expenses decreased to $2,861,542 for the nine months ended June 30, 2013, as compared to $3,005,713 for the nine months ended June 30, 2012. The decrease of $144,171, or 5%, was mainly due to lower employee expenses, including stock based compensation, offset by increased legal costs associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during the third quarter.

Sales and marketing expenses increased to $1,023,841 for the nine months ended June 30, 2013, from $689,729 for the nine months end June 30, 2012. The increase of $334,112, or 48%, was due to higher personnel costs (staff and external consultants), as the Company has expanded the sales and business development team.

Other income and expenses

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 13

During the nine months ended June 30, 2013, the Company recorded foreign exchange loss of $59,013. The loss was primarily as a result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.

Income Taxes

During the nine months ended June 30, 2013, the Company recorded an income tax expense in the amount of $0 compared to the recognition of an income tax recovery during the nine month period ended June 30, 2012 of $806,454. The Company’s net deferred tax asset as at June 30, 2013 is $5,238,012, and the Company recorded a net deferred tax liability of $528,668 associated with the Quarterhouse acquisition.

Cash flows

The Company recorded cash outflows from operations of $1,828,208 during the nine months ended June 30, 2013, as compared to cash inflows of $3,386,679 during the period ended June 30, 2012. The change period-on-period was principally due the loss incurred in the quarter of $1,739,991, as compared to a loss of $596,248 during the nine month period ended June 30, 2012.The Company’s most significant uses of cash in the current period were as follows:

  An investment of $494,857 related to the acquisition of Quarterhouse;

  An investment of $305,486 was made in items of property and equipment;

  An investment in intangible assets of $115,844 related to the purchase of internal use software used in managing our network;

  Increased operating expenses related to Platform development initiatives; and

  Legal fees associated with patent disputes and the Quarterhouse acquisition.

The investment in items of property and equipment, and intangible assets were funded out of the Company’s operating cash flows and existing cash reserves. The Company believes it has the cash and cash generating resources necessary to continue funding its current development initiatives and growth objectives.

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s profit reported in accordance with IFRS to non-IFRS Adjusted EBITDA.

	Three Months Ended
	June 30, 2013	June 30, 2012

Net profit (loss) in accordance with IFRS	$(1,739,991)	$(83,264)

Amortization of property and equipment	428,578	430,712
Amortization of intangible assets	146,503	183,830
Interest expense	6,193	-
Income taxes	-	(241,905)
Stock based compensation expense	62,281	(1,322)

Unrealized foreign exchange loss (gain)	327,159	40,542
Adjusted EBITDA	$(769,277)	$328,593

Adjusted EBITDA per share – Basic	$(0.02)	$0.01
Adjusted EBITDA per share – Fully Diluted	$(0.02)	$0.01

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 14

Weighted average shares outstanding – Basic	34,299,471	34,257,922
Weighted average shares outstanding – Fully Diluted	34,299,471	34,257,922

Non-IFRS adjusted EBITDA1 was negative $775,470 during the third quarter of fiscal 2013, compared to a non-IFRS adjusted EBITDA of positive $328,593 during the same period last year. The reduced adjusted EBITDA in the current period is a reflection of the lower revenues earned as well as higher personnel costs including outsourced software development costs.

In the quarter we completed some of our major initiatives in mobile, cloud media, HTML5, and our API, which we anticipate will help drive a return to growth in the 2013 holiday season. As a result, we have begun scaling back our outsourced development teams, which we expect will result in reduced software development expenses before the end of our current fiscal year. Also negatively impacting adjusted EBITDA in the quarter were higher legal costs associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during the quarter.

	Nine Months Ended
	June 30, 2013	June 30, 2012

Net profit (loss) in accordance with IFRS	$(3,476,427)	$596,248

Amortization of property and equipment	1,242,062	1,253,165
Amortization of intangible assets	182,749	717,628
Interest expense	6,193	-
Income taxes	-	(806,454)
Stock based compensation expense	100,319	143,439

Unrealized foreign exchange loss (gain)	99,409	75,529

Loss on disposal of property and equipment	480	-

Adjusted EBITDA	$(1,845,215)	$1,979,555

Adjusted EBITDA per share – Basic	$(0.04)	$0.06
Adjusted EBITDA per share – Fully Diluted	$(0.04)	$0.06

Weighted average shares outstanding – Basic	34,298,558	34,151,386
Weighted average shares outstanding – Fully Diluted	34,298,558	34,167,112

Adjusted EBITDA for the nine months ended June 30, 2013 decreased to a loss of $1,851,408, from positive adjusted EBITDA of $1,979,555 in the nine months ended June 30, 2012. The lower adjusted EBITDA in the current period resulted from lower revenues earned, which was predominantly the result of the renegotiation and extension of certain customer agreements, which in some instances has resulted in lower transaction fees for certain products. Also impacting the lower adjusted EBITDA in the current period was higher personnel costs, legal costs, and higher call center costs. The increase in personnel costs in the current period was due in part to a large amount of capitalized personnel costs associated with the development of internal use software in 2012. In comparison, no internal development costs met the criteria for capitalization as internal use software in 2013.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 15

During 2013 we completed some of our major initiatives in mobile, cloud media, HTML5, and our API, which we anticipate will help drive a return to growth in the 2013 holiday season. As a result, we have begun scaling back our outsourced development teams, which we expect will result in reduced software development expenses before the end of our current fiscal year.

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, impairment, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's consolidated financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net income per share determined in accordance with IFRS.

Commitments

The contractual obligations and payments due as at June 30, 2013 are as follows:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Equipment	$1,059,644	$371,131	$371,131	$317,382
lease
Property	2,714,810	491,953	1,082,236	1,140,621
leases
Other service	4,377,528	1,800,689	2,498,577	78,262
agreements
	$8,151,982	$2,663,773	$3,951,944	$1,536,265

Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

During the three months ended March 31, 2013 the Company received notices from customers that two separate claims had been brought against them from two separate United States based entity (the “Entities”). These customers have requested that the Company indemnify them from any damages resulting from these claims.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 16

On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claims among other things a method of generating a representation of a visual design and applying it to various advertising materials. The complaint asserts that PNI’s customers directly or indirectly infringed the patent without providing any details concerning the alleged infringement, and it seeks unspecified damages. The Company believes the suit is without merit. To date, the Company is still investigating the matters to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.

On January 4, 2013, Express Card Systems, LLC filed a complaint for alleged patent infringement against various customers of PNI in the Eastern District of Texas, Tyler Division. The complaint asserts infringement of U.S. Patents Nos., 5,748,484 and 5,552,994, which claim among other things a system for printing social expression cards in response to electronically transmitted orders. The complaint asserted that PNI’s customers directly or indirectly infringed the patents without providing any details concerning the alleged infringement. In the three months ended June 30, 2013, PNI settled the complaint on behalf of all customers for US$122,500, in exchange for the plaintiffs dismissing all claims against the Company and its customers.

Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at June 30, 2013 no amount was drawn on this facility. As of June 30, 2013 the Company utilized $608,641 of the Lease Facility to finance the acquisition of computer equipment purchased during the period ended June 30, 2013 and included in accounts payable and accrued liabilities as of June 30, 2013.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 17

collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the three and nine month period ended June 30, 2013 the Company generated a negative cash flow from operations of $750,690, and $1,828,208 respectively, as compared to positive cash inflow of $269,941 and $3,386,679 in the three and nine months ended June 30, 2012. During the nine months ended June 30, 2013 its working capital decreased by $3,524,900 to $1,254,891. The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $1,254,891 at June 30, 2013 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note below. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

The Company’s activities are being funded out of its operating cash flow. Previously the Company has not encountered any difficulties doing so, however if negative operating results continue in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $750,000 as well as a $1,500,000 lease facility.

Related Party Transactions

During the three and nine months ended June 30, 2013, the Company incurred legal fees of $86,410 (2012: $34,049) and $272,315 (2012: $117,197), respectively, for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2013 included $47,343 (September 30, 2012: $31,245) related to these services.

During the three and nine months ended June 30, 2013, the Company incurred consulting fees of $15,497 (2012: $15,330) and $46,502 (2012: $43,969), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at June 30, 2013 related to this company (September 30, 2012: $nil).

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 18

The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the three and nine months ended June 30, 2013, the Company was recharged its proportional share of office running costs totalling $48,006 (2012: $53,276) and $142,350 (2012: $155,080), respectively, by this related party. During the three and nine months ended June 30, 2013, the Company did not incur expenses relating to the use of the software development services of this company (Period ended September 30, 2012: $55,940). The Company does not have any outstanding accounts payable as at June 30, 2013 (September 30, 2012: $nil) related to these services and cost recharges.

During the three and nine months ended June 30, 2013, the Company generated revenue of $1,822 (2012: $2,391) and $4,739 (2012: $5,921), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at June 30, 2013 included $3,864 (September 30, 2012: $2,581) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera mobile phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Dependence on key customers

We generate a significant portion of our revenue from a small number of customers. During fiscal 2012, we earned CDN$ 20,735,009 from four customer groups, representing 91% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

Furthermore, there can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will be materially and adversely affected.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 19

While we assist retailers with their marketing programs, we cannot be assured that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers. The failure to attract and retain end user customers will adversely affect our business. In addition, if our service does not generate revenue for the retailer, we may lose retailers as customers, which would adversely affect our revenue.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency. As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice. The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 20

exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada and Southampton, United Kingdom. Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems. If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and ultimately our business results.

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure are critical to our business. Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation, and limit our ability to renew contracts with customers as they come due or win business from new customers. All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth. We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

Financial instruments

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances where a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $100,000 is covered by the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 21

Canada Deposit Insurance Corporation, leaving $3,057,641 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At June 30, 2013, five customers each account for 10% or more of total trade accounts receivable (June 30, 2012 – three customers).

Financial assets past due

At June 30, 2013, the Company has a provision of $93,080 against trade accounts receivable, the collection of which is considered doubtful.

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at June 30, 2013, 31% has been subsequently collected as at July 31, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At June 30, 2013, the Company had a provision for doubtful accounts of $93,080 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 22

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At June 30, 2013, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $1,076,941, accounts receivable of $576,381 and accounts payable of $398,985 which were denominated in UK £. In addition, at June 30, 2013, the Company had cash and cash equivalents of $344,641, accounts receivable of $2,803,625 and accounts payable of $977,874 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the nine months ended June 30, 2013 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net
profit
$
Change of +/- 10% in US$ foreign exchange rate	+/-412,614
Change of +/- 10% in UK£ foreign exchange rate	+/-107,694

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 23

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. We have identified the quarterly information that was prepared under in accordance with IFRS. This data is provided for informational purposes only.

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Jun 30, 2013		Mar 31, 2013	Dec 31, 2012	Sept 30, 2012
Revenue	$4,916,166		$4,033,516	$6,555,982	$5,072,694
Net profit (loss) for the period	(1,739,991)		(1,417,403)	(319,032)	(4,718,901)
Basic profit (loss) per share	(0.05)		(0.04)	(0.01)	(0.14)
Fully diluted profit (loss) per share	(0.05)		(0.04)	(0.01)	(0.14)

	Jun 30, 2012		Mar 31, 2012	Dec 31, 2011	Sept 30, 2011
Revenue	$5,684,509	$ $	5,005,226	$6,950,376	$5,605,041
Net profit (loss) for the period	(83,264)		(360,711)	1,040,223	980,427
Basic profit (loss) per share	(0.00)		(0.01)	0.03	0.03
Fully diluted profit (loss) per share	(0.00)		(0.01)	0.03	0.03

Quarterly revenue breakdown

	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
	IFRS	IFRS	IFRS	IFRS
Transaction fees	$3,820,338	$2,991,870	$5,386,903	$3,930,540
Software licenses and installation fees	239,698	223,642	325,015	329,609
Membership fees	414,918	413,810	416,706	451,336
Professional fees	30,274	27,200	100,091	47,559

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 24

Archive fees	410,938	376,994	327,269	313,650
	$4,916,166	$4,033,516	$6,555,984	$5,072,694

	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
	IFRS	IFRS	IFRS	IFRS
Transaction fees	$4,361,343	$3,648,613	$5,790,290	$4,316,987
Software licenses and installation fees	530,672	526,973	489,647	523,874
Membership fees	445,281	447,959	436,199	387,999
Professional fees	69,723	116,524	20,289	43,911
Archive fees	277,490	265,157	213,951	332,270
	$5,684,509	$5,005,226	$6,950,376	$5,605,041

Outstanding share information

The following table provides outstanding share information for the Company as at September 30, 2012 and August 13, 2013.

	August 13, 2013	September 30,
		2012
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	34,299,471	34,257,922
Common shares - outstanding	34,299,471	34,257,922
Preferred shares	-	-

Options
Outstanding	2,772,500	2,232,000
Exercisable	413,884	1,040,319

Deferred share units
Issued	29,032	87,901
Outstanding	29,032	87,901

Basis of preparation and adoption of IFRS

We prepare our consolidated financial statements in accordance with the Handbook of The Canadian Institute of Chartered Accountants. In 2010, this Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in 2012 consolidated financial statements. Our basis of presentation and accounting policies are described in detail in notes 2, 3 and 23 of our consolidated financial statements for the year ended September 30, 2012.

Critical accounting estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 25

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Share-based payments

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contribute surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and any expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 10b. Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Goodwill and intangible assets

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 26

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any. Management reviews the performance of its cash generating units based on geography at the operating segment level.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

  The assessment of the carrying values of long-lived assets;

o

The impairment tests performed for both the Company’s Canadian operating segment and the Company’s European operating segment were based on their value in use and were determined by discounting the estimated future cash flows generated from the continuing use of these units. Unless indicated otherwise, value in use for 2013 was determined similarly as in 2012. The calculation of value in use was based on the following key assumptions:

o

Cash flows were projected based on past experience, actual operating results, and planned results for the near term. Terminal value calculations for each cash generating unit were extrapolated using a constant growth rate of 1.4% to 3%.

o

Management has applied an internally determined pre-tax discount rate in determining the recoverable amount for these units. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections.

The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment in these units, including goodwill, at year-end.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 27

Deferred Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss (income) except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at June 30, 2013, the Company has not incurred any taxes payable (June 30, 2012: $nil).

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, which is calculated consistently with the terminal value used to assess the carrying value of long-term assets, and customer renewal rates. The amounts recognised are sensitive to the loss of certain key customers.

Deferred income tax assets and liabilities are presented as non-current.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with IFRS and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 28

procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s disclosure controls or internal control over financial reporting during the three month period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at June 30, 2013.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, all four of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 29

cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013	Page 30